Patrick C. Evans
220 Bay Street
Suite 1400
Toronto, Ontario
M5J 2W4

Dear Patrick:

This letter sets forth the terms and conditions whereby you have agreed to join Mountain Province Diamonds Inc. (the “Company”) as President and Chief Executive Officer.

Position

You are hereby appointed President and Chief Executive Officer of the Company with a start date no later than November 1, 2005.

Duties and Responsibilities

The President and CEO is the senior executive officer of the Company and reports directly to the Board of Directors. As President and CEO, you shall have the power and authority to manage, supervise and direct the Company’s business and affairs and to undertake such other duties as may, from time to time, be assigned to you by the Board, subject always to the control and direction of the Board. It is anticipated that this appointment will require approximately two days per week. Should circumstances change, requiring more of your time, your compensation will be adjusted accordingly.

Compensation

As President and CEO you will be an independent contractor to the Company for which the Company will be compensated in the amount of C$150,000 annually. The amount of your compensation will be reviewed annually by the Board of Directors. Based on agreed criteria, the Company will pay you an annual cash bonus on the anniversary of your appointment.

The Company will grant to you upon acceptance of this offer 100,000 options to purchase shares in the Company. Fifty percent of the options shall vest upon your acceptance of this offer and the remaining fifty percent on the first anniversary of your appointment.

The Company will provide additional options as long-term compensation when these option plans are periodically put in place. Options granted as long-term compensation shall vest in 12 months of the grant.

Office

You will arrange to rent suitable office accommodations in downtown Toronto from which you will manage your responsibilities in this role. The company will reimburse you for the expense of such.

Expenses

Upon submission of detailed expense accounts, the Company will reimburse you for all work-related expenses that you may incur from time to time through the course of your work.

Termination

You may terminate your employment with two months notice to the Company.

At any time during your employment, should your employment be terminated by the Board of Directors you will be entitled to severance equal to 6 months of your annual compensation. In addition, all stock options held by you will vest immediately.

At any time during your employment, should a Change of Control event occur resulting in your termination as President and CEO of the Company you will be entitled to a severance payment equal to 12 months of your annual compensation plus full incentive compensation payable within 30 days of the Termination. In addition, all stock options held by you will immediately vest.

Confidentiality and General Conditions

Both during your employment with the Company, as well as after termination, you shall not divulge any confidential information concerning the Company and its business activities to any third party except as required by law, either directly or indirectly, without the formal written approval of the Company, nor shall you attempt to induce any person to leave the employment of the Company or any of its associated companies.

This agreement shall be governed by the laws of the Province of Ontario, Canada.

Please signify your approval and acceptance of the above terms by signing at the space provided below and return a copy to me at your earliest convenience.

Sincerely,

Chairman of the Board
Mountain Province Diamonds Inc.

1 November 2005

Reviewed, Agreed and Accepted	Dated
Patrick C. Evans